MAR 0 1 2013

13012652

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-48842

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Guggenheim Funds Distributors, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2455 Corporate West Drive
(No. and Street)

Lisle	IL	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abbey Helmetag (630)-577-2258
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

200 E. Randolph St.	Chicago	IL	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CD 3/13

KPMG

Guggenheim Funds Distributors, LLC

Statement of Financial Condition

December 31, 2012

OATH OR AFFIRMATION

I, Julie Jacques swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Guggenheim Funds Distributors, LLC. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Erin McHenry
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 9/6/2015

This report ** contains (check all applicable boxes):

- [X] **(a) Facing Page**
- [X] **(b) Statement of Financial Condition**
- [ ] **(c) Statement of Income**
- [ ] **(d) Statement of Cash Flows**
- [ ] **(e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
- [ ] **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [ ] **(g) Computation of Net Capital**
- [ ] **(h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] **(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] **(j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] **(l) An Oath or Affirmation**
- [ ] **(m) A Copy of the SIPC Supplemental Report**
- [ ] **(n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Guggenheim Funds Distributors, LLC
Index
December 31, 2012

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The managing member of Guggenheim Funds Distributors, LLC
Guggenheim Funds Services, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Guggenheim Funds Distributors, LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2013

Guggenheim Funds Distributors, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	15,199,682
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		1,641,700
Securities owned, at market value		1,738,573
Due from broker-dealers and clearing organizations		9,520,580
Accounts receivable		5,052,288
Receivable from affiliate		194,416
Furniture and equipment (net of accumulated depreciation of $97,456)		43,717
Other assets		338,374
Total assets	$	33,829,330
Liabilities and Member's Equity		
Liabilities		
Due to customer	$	9,964,243
Accrued compensation		7,664,722
Accrued product costs		1,177,327
Accounts payable and other accrued liabilities		635,061
Payable to affiliate		15,000
Total liabilities		19,456,353
Member's equity		
Member's equity		51,475,480
Less receivable from Parent		(37,102,503)
Total member's equity		14,372,977
Total liabilities and member's equity	$	33,829,330

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Organization

Guggenheim Funds Distributors, LLC (the "Company"), formerly known as Guggenheim Funds Distributors, Inc., acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company also participates in the marketing and distribution of exchange-traded funds. The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the "Parent"), formerly known as Guggenheim Funds Services Group, Inc. Guggenheim Funds Services, LLC is owned by Guggenheim Funds Services Holdings, LLC ("Holdings"), formerly known as Claymore Holdings, LLC. Guggenheim Capital, LLC ("Guggenheim") is the ultimate parent of Holdings.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Municipal Securities Rulemaking Board.

On March 5, 2012, the Company amended its structure and changed from a corporation to a limited liability company ("LLC"). In connection with this change, the name of the Company changed to Guggenheim Funds Distributors, LLC. As a single member LLC, the Company is treated as a an entity that is disregarded (i.e. not treated as an entity separate from its owner) for U.S. income tax purposes, therefore, no provision for federal income taxes will be included in the financial statements subsequent to that date.

On March 6, 2012, the Company was contributed by Guggenheim Funds Services Group, Inc. to Guggenheim Funds Services LLC, which was created on January 25, 2012. Subsequently on March 6, 2012, Guggenheim Funds Services Group, Inc. entered into a taxable distribution of its interest in Guggenheim Funds Services, LLC, which at that time owned the Company.

Securities Transactions

Securities and customer transactions are recorded on a trade-date basis. Securities transactions pending settlement are included net in due from broker-dealers and clearing organizations in the statement of financial condition. Investments in closed-end funds and exchange-traded equities are valued at quoted market close prices. Investments in corporate obligations are valued by an independent pricing service taking into consideration yield, credit quality, liquidity, coupon, maturity and other factors or market data the pricing service deems relevant. Unit investment trusts are carried at their net asset value (see Note 2 for additional information).

Due to Customer

In its capacity as a sponsor of unit investment trusts, the Company records amounts due from broker-dealers and clearing organizations for unsettled sales transactions of securities and unit investment trusts. The Company also records amounts due to customer for unsettled purchase transactions of securities and unit investment trusts.

Cash

Cash consists of cash on deposit with a bank.

Deposits with Clearing Organizations
Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

Accounts Receivable
Accounts receivable consists primarily of evaluation and surveillance fees on unit investment trusts, servicing fees on closed-end funds, and creation and development fees on unit investment trusts.

Furniture and Equipment
Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which is 5 to 7 years.

Income Taxes
Effective March 6, 2012, the Company is a single member LLC and not subject to federal income taxes. The Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, "*Income Taxes*" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon the technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2012. Further, as of December 31, 2012, the Company has recoded no liability for unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

For the period January 1, 2012 to March 5, 2012, the Company was included in the consolidated federal income tax return filed by the Guggenheim Funds Services Group, Inc. The Company provided for income taxes on a separate return basis and remitted to the Parent amounts determined to be currently payable.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using currently enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with the terms of the tax sharing intercompany agreement with the Parent, all current taxes, if any, are due to the Parent and unpaid amounts are recorded in receivable from Parent in the statement of financial condition. The Company files separate returns in the states where required.

Share-Based Compensation
The Company measures and records share-based compensation expense in accordance with the provisions of ASC Topic 718, *Compensation-Stock Compensation* ("ASC 718"). The Company is allocated share-based compensation expense for share-based awards granted by Guggenheim to the employees of the Company.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements
Fair Value Measurements and Disclosures
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*" ("ASU 2011-04") amending ASC 820. The amended guidance improves the comparability of fair value measurements presented and disclosed in the financial statements prepared in accordance with U.S. GAAP and IFRS. Although most of the amendments only clarify existing guidance under U.S. GAAP, ASU 2011-04 requires new disclosures, with a particular focus on Level 3 measurements, including quantitative information about the significant unobservable inputs used for all Level 3 measurements and a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed. ASU 2011-04 also requires the hierarchy classification for those items whose fair value is not recorded in the statement of financial condition but is disclosed in the footnotes. ASU 2011-04 is effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have any effect on the Company's statement of financial condition or disclosures.

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU No. 2011-11, "*Disclosures about Offsetting Assets and Liabilities*" ("ASU 2011-11") amending FASB ASC Topic 210, "*Balance Sheet*". The amended guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013. The adoption of ASU 2011-11 is not expected to have a material impact on the Company's statement of financial condition or disclosures.

2. Fair Value of Financial Instruments

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including receivables, payables, note payable, and accrued expenses) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, "*Fair Value Measurements and Disclosures*" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 — Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the

measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2012.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2012. The following table presents securities owned at fair value as of December 31, 2012:

Description	December 31, 2012	Quoted Prices or Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities Owned				
U.S. Government securities	$ 499,729	$ 499,729	$ -	$ -
Equity securities	303,349	303,349	-	-
Fixed income unit investment trusts	290,970	-	290,970	-
Equity unit investment trusts	422,687	-	422,687	
Closed-end funds	221,838	221,838	-	-
Total Securities Owned	$ 1,738,573	$ 1,024,916	$ 713,657	$ -

3. Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2012:

Furniture	$	40,216
Office equipment		100,957
		141,173
Less accumulated depreciation		(97,456)
	$	43,717

4. Commitments

The Company leases certain office space under a noncancelable lease expiring in 2015, which is cancelable after April 30, 2013 with 90 days notice. At December 31, 2012, the Company's future noncancelable minimum rental commitments based upon the terms under the operating lease was $28,800.

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2012, the Company recorded purchases of $303,349 in equity securities to be deposited in unit investment trusts scheduled for creation on January 2, 2013.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

5. Borrowings

In April 2012, the Company repaid the term note scheduled to mature on April 8, 2015 with an unaffiliated third-party lender in the amount of $7,000,000 plus interest at a rate of 9.15% per annum.

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 70% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. No borrowings were outstanding under this demand note as of December 31, 2012.

6. Subordinated Borrowing

On January 23, 2012, the Company entered into a subordinated borrowing agreement with an affiliate in the amount of $5,500,000 due on March 8, 2012 at a rate of 7.0% per annum. This subordinated borrowing was available in computing net capital under the SEC's uniform net capital

rule. The subordinated borrowing was subsequently repaid on March 2, 2012, prior to the maturity date. This subordinated agreement and early repayment were subject to regulatory approval.

7. Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are to be received generally over a three to five month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells its deferred sales charge receivables to the Parent at each month-end. These sales are reflected in the receivable from Parent on the statement of financial condition. These receivables are used by the Parent to collateralize certain debt of the Parent.

In accordance with a formal agreement, the Parent allocates certain indirect costs amongst the various subsidiaries in the consolidated group, including compensation-related benefits, facility costs and other general and administrative costs. A revenue based cost allocation methodology is used, whereby indirect costs are aggregated across all product lines and then allocated based on revenue earned. This cost allocation is included net in the receivable from Parent of $37,102,503 in the statement of financial condition.

The receivable from Parent is reflected in member's equity in the statement of financial condition as it is not settled on a current basis. The receivable from Parent balance may fluctuate based on the cash management needs of the Company and its affiliates.

As discussed herein, the Company has significant transactions with its Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has an arrangement with an affiliate whereby the Company and an affiliate each provide distribution services for specified products, including unit investment trusts, mutual funds and exchange traded funds. The net amount due from the affiliate under this arrangement at December 31, 2012 is $194,416 included in receivable from affiliates in the statement of financial condition.

Payable to affiliate of $15,000 is for consulting services provided to the Company's unit investment trust business.

The Company has entered into arrangements with an affiliate whereby the affiliate provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, the affiliate has discretionary authority to purchase securities on behalf of the Company. The affiliate does not currently charge a fee for these services.

8. Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

9. Employee Benefit Plan

The Company participates in a 401(k) plan sponsored by Guggenheim covering substantially all employees. Participants may contribute from 1% to 90% of their compensation on a pre-tax basis, subject to certain limitations as set forth under law and in the 401(k) plan agreement. The Company can contribute a discretionary amount, subject to certain limitations as set forth in the 401(k) plan agreement.

10. Share-Based Compensation

Certain employees of the Company participate in a share-based incentive plan sponsored by Guggenheim. The plan provides for equity compensation in the form of phantom units settled in either cash or shares, at Guggenheim's option. The Company accounts for its stock-based compensation under these plans in accordance with the provisions of ASC 718. The awards generally have graded vesting features and compensation cost is recognized over the requisite service period of the award.

11. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital, as defined, of $9,848,273 which was $9,598,273 in excess of the minimum capital required to be maintained.

12. Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2012, the Company is in compliance with these segregation requirements and holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2013, which is the date the financial statements were available to be issued and did not identify any

subsequent events, which would require adjustment to or disclosure in this statement of financial condition except as follows.

In February 2013, the Company received notification that FINRA approved an application for an internal reorganization of affiliates of Distributors through the use of a short-form merger.